VASCO Data Security International, Inc.

1901 S. Meyers Road, Ste. 210

Oakbrook Terrace, IL 60181

VIA EDGAR

July 14, 2009

Kathleen Collins

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	VASCO Data Security International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed May 8, 2009
File No. 0-24389

Dear Ms. Collins:

In connection with the response, dated as of July 14, 2009, of VASCO Data Security International, Inc. (the “Company”) to your letter of comment dated June 30, 2009 (the “Letter”) relating to the Company’s above-referenced Form 10-K and Form 10-Q, and as requested by the Staff, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses or this letter, please contact Maryann A. Waryjas or the undersigned.

Maryann A. Waryjas	Clifford K. Bown
Katten Muchin Rosenman LLP	VASCO Data Security International, Inc.
525 West Monroe Street	1901 S. Meyers Road, Ste. 210
Chicago, Illinois 60661	Oakbrook Terrace, IL 60181
Phone: 312 902-5461	Phone U.S.: 630 932-8844 x304
Fax: 312 577-8755	Phone Switzerland: 41 43 813 35 06
Email: maryann.waryjas@kattenlaw.com	Fax U.S.: 630 932-8852
Email: cbo@vasco.com

Sincerely,

Clifford K. Bown

Executive Vice President and

Chief Financial Officer

(Principal Financial Officer and Principal

Accounting Officer)